Exhibit 12
MERCK & CO., INC. AND SUBSIDIARIES
Computation Of Ratios Of Earnings To Fixed Charges
($ in millions except ratio data)

	Twelve Months
	Ended
	December 31	Years Ended December 31
	2005	2004	2003	2002	2001	2000
Income from Continuing Operations Before Taxes	$7,363.9	$7,974.5	$9,051.6	$9,651.7	$9,948.1	$9,362.3

Add (Subtract):
One-third of rents	68.2	71.9	75.6	67.2	64.2	55.9
Interest expense, gross	385.5	293.7	350.9	390.6	463.7	484.0
Interest capitalized, net of amortization	(1.0)	(21.3)	(30.1)	(36.9)	(66.1)	(99.0)
Equity (income) loss from affiliates, net of distributions	(615.9)	(421.2)	79.2	(156.1)	(113.7)	(288.3)
Preferred stock dividends, net of tax	120.0	151.0	150.9	164.3	199.6	205.0

Earnings from Continuing Operations	$7,320.7	$8,048.6	$9,678.1	$10,080.8	$10,495.8	$9,719.9

One-third of rents	$68.2	$71.9	$75.6	$67.2	$64.2	$55.9
Interest expense, gross	385.5	293.7	350.9	390.6	463.7	484.0
Preferred stock dividends	166.7	207.1	215.6	234.7	285.1	292.9

Fixed Charges from Continuing Operations	$620.4	$572.7	$642.1	$692.5	$813.0	$832.8

Ratio of Earnings to Fixed Charges from Continuing Operations	12	14	15	15	13	12

For purposes of computing these ratios, “earnings” consist of income from continuing operations before taxes, one-third of rents (deemed by the Company to be representative of the interest factor inherent in rents), interest expense, net of amounts capitalized, equity (income) loss from affiliates, net of distributions, and dividends on preferred stock of subsidiary companies. “Fixed charges” consist of one-third of rents, interest expense as reported in the Company’s consolidated financial statements and dividends on preferred stock of subsidiary companies.